Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS ENDED JUNE 30, 2024

In this report, as used herein, and unless the context suggests otherwise, the terms “GFAI,” “Company,” “we,” “us” or “ours” refer to the combined business of Guardforce AI Co., Limited, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “THB” are to the legal currency of Thailand. References to “RMB” are to the legal currency of the People’s Republic of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 29, 2024 (the “2023 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2023 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2023 Form 20-F.

Overview

Our businesses are categorized into four main units:

[i]	Secured Logistics Business.

[ii]	AI&Robotics Solution Business.

[iii]	General Security Solutions Business; and

[iv]	Corporate and others.

Secured Logistics Business

We conduct business mainly through Guardforce Cash Solutions Security Thailand Co., Limited, or GF Cash (CIT), our subsidiary, which provides secured logistics solutions in Thailand. This includes the following services:

(i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV):

CIT (Non-DV) includes the secure transportation of cash and other valuables between commercial banks and the Bank of Thailand, Thailand’s central bank. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. As such, the main customers for this service are the local commercial banks. Charges to the customers are dependent on the value of the consignment; condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection); and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

(ii) Cash-In-Transit – Dedicated Vehicle (DV):

CIT (DV) includes the secure transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

(iii) ATM Management Services:

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes, for example, complete machine failure, and damage to hardware and software, among other things.

(iv) Cash Processing (CPC):

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

(v) Cash Center Operations (CCT):

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

(vi) Consolidated Cash Center (CCC)

Consolidate Cash Center (CCC) is a new business commencing in 2021 to provide an outsourced cash center management service. We operate the cash center which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins on behalf of for Bank of Thailand (BOT). As of the date of this report, we operate four Consolidate Cash Centers in Khon Kean, Hadyai, Phitsanulok and Ubon Ratchathani. The newly won contract to operate Consolidate Cash Center in Chiang Mai will commence at the end of 2024.

(vii) Cash Deposit Management Solutions (GDM):

Cash Deposit Management Solutions are currently delivered by our Guardforce Digital Machine solution. Our GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance with agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

(viii) Others

Express Cash:

The express cash service is an expansion of our Guardforce Digital Machine, or GDM, solution. We work with commercial banks to have a mobile GDM installed in our CIT vehicles to collect cash from retail customers at the retailers’ sites. The cash is immediately processed inside the CIT vehicle and the cash counting results are immediately transmitted to GF Cash (CIT) headquarters and to a commercial bank. The bank will then credit the counted amount to its customers’ bank accounts. We launched the Express Cash service in 2019.

Coin Processing Service:

The Coin Processing Service includes the secure collection of coins from retail businesses and banks. The coins are stored and then delivered to the Royal Thai Mint, a sub-division of the Thai Treasury Department, Ministry of Finance. We deploy manpower to work at the Royal Thai Mint as cashier services. Additionally, we use our existing vehicle fleet to deliver coins from the Royal Thai Mint to bank branches, and vice versa.

AI&Robotics Solution Business

Our AI&Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. We do not manufacture the robots, but we operate on a Robots-as-a-Service (RaaS) business model and purchase the robots from equipment manufacturers. We integrate various value-add applications into the robots for leasing to generate recurring revenue. As part of our market penetration strategy, we have adopted a mass adoption strategy by providing the robots on a trial basis with an option to purchase or rent.

As the robot deployment expanded, we upgraded our Guardforce AI Intelligent Cloud Platform (“GFAI ICP”) to enhance robot management and AI functionalities. By 2022, we’ve launched GFAI ICP 2.0, incorporating advertising features, and launched the AIoT Robot Advertising business. Starting from 2024, we began upgrading GFAI ICP to version 3.0, with the plan to develop it into a “Unified AI Platform”. This upgrade will enable more AI integration, such as the access and management of multiple large language models (LLMs), prompt engineering management, LLMs fine-tuning management, LLMs Agent generation, and LLM recommendation engines. These enhancements, combined with our existing RaaS services and scenario applications, will provide customers with more intelligent solutions.

General Security Business

We began operating our general security solutions service through the acquisition of the 100% equity interest in Beijing Wanjia on June 22, 2022. Our services include the provision of Smart Retail Operation Management, CCTV and Security Alarm Operation, Security Engineering and Maintenance.

Corporate and others

Discontinued Operations

We acquired a majority stake in Handshake Networking (Handshake) on March 25, 2021. The purpose of this acquisition was to provide us with the experience, expertise, and creditability to capitalize on the growing information security market.

After taking various factors into consideration, including the goodwill impairment, unsustainable revenue, and client synergy with other business sectors, combined with our strategic growth in AI and robotics, we have completed the separation with Handshake on February 6, 2024. For the six months ended June 30, 2024 and 2023, revenue and results of operations derived from this service line were presented as discontinued operations on the consolidated statements of profit or loss.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2024		2023
	$	% of Revenue	$	% of Revenue
Revenue	17,566,844	100.0%	18,005,603	100.0%
Cost of sales	(14,327,094)	(81.6)%	(15,846,807)	(88.0)%
Gross profit	3,239,750	18.4%	2,158,796	12.0%
Stock-based compensation	(172,655)	(1.0)%	-	-%
Recovery (Provision for and write off) of withholding tax receivable	32,980	0.2%	(561,277)	(3.1)%
Provision for expected credit loss on trade and other receivables	(184,180)	(1.0)%	(870,408)	(4.8)%
Provision for obsolete inventories	-	-%	(3,090,283)	(17.2)%
Impairment loss on fixed assets	-	-%	(1,591,766)	(8.8)%
Impairment on goodwill	(30,467)	(0.2)%	(1,263,040)	(7.0)%
Selling, distribution and administrative expenses	(4,967,290)	(28.3)%	(6,683,850)	(37.1)%
Operating loss from continuing operations	(2,081,862)	(11.9)%	(11,901,828)	(66.1)%
Other income, net	312,342	1.8%	77,665	0.4%
Foreign exchange losses, net	(49,041)	(0.3)%	(584,093)	(3.2)%
Finance costs	(81,534)	(0.5)%	(578,308)	(3.2)%
Loss before income tax from continuing operations	(1,900,095)	(10.8)%	(12,986,564)	(72.1)%
Provision for income tax benefit (expense)	22,949	0.1%	(874,431)	(4.9)%
Net loss for the period from continuing operations	(1,877,146)	(10.7)%	(13,860,995)	(77.0)%

Discontinued operations:
Net gain for the period from discontinued operations	38,719		11,562
Net loss for the period	(1,838,427)		(13,849,433)

Net loss attributable to:
Equity holders of the Company	(1,847,594)		(13,819,219)
Non-controlling interests	9,167		(30,214)
	(1,838,427)		(13,849,433)

Comparison of six months ended June 30, 2024, and 2023

Revenue.

For the six months ended June 30, 2024, our revenue was $17,566,844, a decrease of $438,759, or 2.4%, compared to $18,005,603 for the six months ended June 30, 2023. This decrease was mainly driven by the following factors:

Secured logistics:

Revenue from the secured logistics segment decreased by $181,212, or 1.1%, compared to the interim period 2023. The fluctuations on the currency exchange rates had impacted our business. Our presentational currency is USD, where the functional currency of GF Cash (CIT) is THB. GF Cash (CIT) operates our entire secured logistics business in Thailand, contributing 89.7% and 88.5% of our total revenues for the interim period 2024 and 2023, respectively. For the six months ended June 30, 2024 and 2023, the average rate to convert 1 THB to 1 USD decreased from 0.0293 for the interim period 2023 to 0.0275 for the interim period 2024, representing a THB depreciation of 6.1%. Despite the impact of such foreign currency translation, our secured logistics business revenue increased by approximately THB28.4 million, or 5.2%, compared to the interim period 2023.

The increase of THB28.4 million in secured logistics revenues was mainly due to the following reasons:

(i)	We experienced continued increase in the demand for our Guardforce Digital Machine or GDM products. For the interim period 2024, the revenue contribution from our GDM product increased by approximately THB28.6 million, or 74.3%.

(ii)	Apart from our GDM business, we also experienced continuing increase from our Cash-In-Transit business (Non-dedicated vehicles) with our retail customers by THB14.4 million, or 7.0%, compared to the interim period 2023, due to the increased frequency of services in the retail sector after Thailand began easing its strict Covid pandemic control and lockdown measures in 2023. However, this positive impact on revenue was offset by the decline in revenues mainly in our Cash-In-Transit (Dedicated vehicle) by THB2.7 million, or 4.1%, compared to the interim period 2023 and in our ATM business with our bank customers, by THB13.2 million, or 9.9% compared to the same period last year. This decline was primarily due to a lower demand for cash in the marketplace as well as decreased need for physical bank branches and ATM services.

AI&Robotics:

Our AI&Robotics solutions revenue decreased due to the continuing decline in demand on certain models of our robots promoted for temperature reading and social distancing during the Covid-19 period. Revenue from the AI & Robotics segment decreased by $309,087, or 70.2%, compared to the interim period 2023. In early 2024, we started evolving our robots with changing consumer preferences to provide more advanced AI solutions by investing in R&D projects.

Cost of sales.

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the six months ended June 30, 2024, our cost of revenue was $14,327,094, a decrease of $1,519,713, or 9.6%, compared to $15,846,807 for the six months ended June 30, 2023. Cost of revenue as a percentage of our revenues decreased from 88.0% for the six months ended June 30, 2023, to 81.6% for the six months ended June 30, 2024. The improved cost of revenue ratio was mainly due to (1) the effective manpower streamline project which has significantly reduced our direct labor cost and (2) the decrease in fuel consumption costs by approximately 7.7% from THB33.70 ($0.99) average per liter for the interim period 2023 to THB31.12 ($0.86) average per liter for the interim period 2024. Despite a decrease in fuel price, labor cost and other overhead costs continue to rise due to inflation as we continue our effective cost controls and savings measures to control our direct labor and overhead cost.

Gross profit.

As a percentage of revenue, our gross profit margin increased from 12.0% for the six months ended June 30, 2023 to 18.4% for the six months ended June 30, 2024, primarily due to our cost control initiatives recently implemented, and an increase in revenues, higher profit margin business segments including our continued growing GDM business and Cash-In-Transit business with our retail customers.

Recovery (Provision for and write off) of withholding tax receivable.

For the six months ended June 30, 2024, we recorded a recovery of withholding tax receivable of $32,980, which represents the difference between the receivable recorded and the amount of refund received from the Thai Revenue Department, in connection with the Company’s 2019 withholding tax receivable. Out of prudence, at each reporting period, we estimate and record the provision for withholding tax receivable based on the amount historically refunded and written off.

Provision for expected credit loss on trade and other receivables.

For the six months ended June 30, 2024, we made a provision for expected credit loss on trade and other receivables amounting to $184,180. As each reporting period, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision to reflect the true value of our receivables on the financial statements.

Impairment on goodwill.

For the six months ended June 30, 2024, we recognized impairment losses of $30,467 on InnoAI Technology (Shenzhen) Co., Ltd. The amount of the impairment losses recognized reflects the excess of the carrying value of goodwill over its estimated recoverable amount.

Stock-based compensation expense.

For the six months ended June 30, 2024, we recorded stock-based compensation expense of $172,655, which represents (1) $77,700 for the fair value of the restricted ordinary shares issued and fully vested for the independent directors’ half-year service in 2024. On March 6, 2024, 60,000 restricted ordinary shares were issued for their full-year service in 2024, in which 30,000 was fully vested for the interim period 2024, and (2) $94,955 for the under-provision of the estimated provided amount for the stock-based compensation made at December 31, 2023 for the service performed by the officers and certain employees performed in fiscal year 2023. On May 7, 2024, an aggregate number of 288,000 restricted ordinary shares to officers and certain employees for their service performed in 2023.

Selling, distribution and administrative expenses.

The Company’s total selling, distribution and administrative expenses are comprised of the following:

●	Selling and distribution expenses are mainly comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are mainly comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our offices in different regions.

For the six months ended June 30, 2024, our total selling, distribution, and administrative expenses were $4,967,290, a meaningful decrease of $1,716,560, or 25.7%, compared to $6,683,850 for the six months ended June 30, 2023. Our three most significant selling, distribution and administrative (“SGA”) expenses for the six months ended June 30, 2024, were (1) staff expense of $3,141,756, representing 63.2% of our total SGA expenses, (2) professional fees of $582,489, representing 11.7% of our total SGA expenses, and (3) depreciation and amortization expense of $452,299, representing 9.1% of our total SGA expenses. The decrease was mainly driven by the following reasons:

(1)	Our staff expense mainly represent wages, overtime expense and welfare and benefits expense to our head quarter management team, sales and administrative employees. A decrease of $460,371, or 12.8% compared to $3,602,127 for the interim period 2023 was mainly due to the reduction of existing sales headcount as a result of the Company’s transition into AI&Robotics solution business for the interim period 2024.

(2)	Our professional fees mainly represent legal fees for the legal advice related to SEC compliance matters and the annual audit fees, interim review fees and audit-related fees. A decrease of $192,064 or 24.8% compared to $774,553 for the interim period 2023, was mainly due to the legal fees for the two underwritten public offerings (“CMPOs”) completed in May 2023, and we did not have such expenses in the interim period 2024.

(3)	Our depreciation and amortization expense decreased by $799,060 or 63.9% compared to $1,251,359 for the interim period 2023, was mainly due to all of our robotics related fixed assets and intangible assets was fully impaired as of December 31, 2023, and we did not have any depreciation and amortization expense related to these assets in the interim period 2024.

Overall, we have successfully reduced our operating expenses which resulted from our successful cost reduction strategies including streamlining processes and allocating resources effectively to optimize our operational efficiency. Although we maintain our cost reduction measures, we expect our administrative expenses will increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income.

Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the six months ended June 30, 2024, other income was $312,342 as compared to $77,665 for the six months ended June 30, 2023. The increase was mainly due to the interest income of $244,465 derived from short-term fixed deposits with banks in Hong Kong.

Finance costs.

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings and related party borrowings utilized for working capital purposes.

For the six months ended June 30, 2024, finance costs were $81,534, a decrease of $496,774 or 85.9%, as compared to $578,308 for the six months ended June 30, 2023. The decrease was mainly due to the settlement of a convertible note payable and a third party borrowing in fiscal year 2023.

Provision for income tax benefit (expense).

For the six months ended June 30, 2024, our income tax benefit was $22,949, as compared to income tax expense of $874,431 for the six months ended June 30, 2023. We operate in different countries that we file separate tax returns in. The tax returns in these countries that are subject to examination by the foreign tax authorities.

No provision for income tax expense has been made as we did not have taxable profits for the six months ended June 30, 2024.

Net loss for the period from continuing operations.

For the six months ended June 30, 2024, our net loss for the period from continuing operations was $1,877,146, a decrease of $11,983,849, as compared to net loss for the period from continuing operations of $13,860,995 for the six months ended June 30, 2023. This was mainly due to provisions and impairments made during the first half-year of 2023.

Although we still incurred a net loss for the interim period 2024, we expect to see a positive trend in our future results.

Net gain from discontinued operations

For the six months ended June 30, 2024 and 2023, revenue derived from our discontinued operations was $38,719 and $11,562 prior to the disposal of Handshake.

Net profit (loss) attributable to non-controlling Interests.

Net profit attributable to non-controlling interests was $9,167 for the six months ended June 30, 2024 and net loss attributable to non-controlling interests was $30,214 for the six months ended June 30, 2023.

Net loss attributable to equity holders of the Company.

For the six months ended June 30, 2024, and 2023, our net losses attributable to equity holders of the Company were $1,847,594 and $13,819,219, respectively.

Inflation.

Our operating results for the six months ended June 30, 2024, were negatively affected by the recent inflationary cost pressures. The higher overhead costs and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

Foreign Currency Fluctuations.

Our activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Critical Accounting Policies.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with our customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting.

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net loss before (i) finance costs, provision for income tax (benefit) expense, depreciation expense of fixed assets and amortization expense of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net income (loss) represents EBITDA before certain non-cash expenses, consisting of (i) stock-based compensation expense, (ii) (recovery) provision for and write off of withholding tax receivable, (iii) impairment of assets including trade and other receivables, obsolete inventories, fixed assets and goodwill and (iv) foreign exchange losses.

Non-IFRS earnings (loss) per share represents non-IFRS net income (loss) attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings (loss) per share represents non-IFRS net income (loss) attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss to EBITDA and non-IFRS net income (loss) for the periods indicated:

	For the six months ended June 30,
	2024	2023
Net loss from continuing operations - IFRS	$(1,877,146)	$(13,860,995)
Finance costs	81,534	578,308
Provision for income tax (benefit) expense	(22,949)	874,431
Depreciation and amortization expense	1,556,922	2,619,001
EBITDA	(261,639)	(9,789,255)
Stock-based compensation	172,655	-
(Recovery) provision for and write off of withholding taxes receivable	(32,980)	561,277
Provision for expected credit loss on trade and other receivables	184,180	870,408
Provision for obsolete inventories	-	3,090,283
Impairment loss on fixed assets	-	1,591,766
Impairment on goodwill	30,467	1,263,040
Foreign exchange losses, net	49,041	584,093
Adjusted net income (loss) (Non-IFRS)	$141,724	$(1,828,388)
Non-IFRS earnings (loss) per share
Earnings (Loss) per share attributable to equity holders of the Company
Basic and diluted	$0.01	$(0.58)

Weighted average number of shares used in computation:
Basic and diluted	9,991,600	3,174,282

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, bank borrowings and issuances of ordinary shares. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

As of June 30, 2024 and 2023, we had cash and cash equivalents and restricted cash of approximately $15.5 million and $26.0 million, respectively.

The following table summarizes the key cash flow components from our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	For the six months ended June 30,
	2024	2023
Net cash used in operating activities	$(1,808,989)	$(1,046,862)
Net cash provided by (used in) investing activities	134,703	(1,046,308)
Net cash (used in) generated from financing activities	(4,435,057)	19,876,078
Effect of exchange rate changes on cash	(362,280)	16,840
Net (decrease)/increase in cash and cash equivalents, and restricted cash	(6,471,623)	17,799,748
Cash and cash equivalents, and restricted cash at January 1,	21,973,395	8,230,644
Cash and cash equivalents, and restricted cash at June 30,	$15,501,772	$26,030,392

Operating Activities.

Net cash used in operating activities was $1,808,989 for the six months ended June 30, 2024. The difference between our net loss of $(1,838,427) and net cash used in operating activities was due to (a) the adjustment of non-cash items mainly comprised of (i) depreciation and amortization of $1,556,922 primarily comprised of depreciation of fixed assets, depreciation of right-of-use assets and amortization of intangible assets; (ii) stock-based compensation of $172,655; (iii) provision for expected credit loss on trade and other receivable of $184,180; (iv) interest income of $(261,041) mainly derived from fixed bank deposits; (v) deferred income taxes of $(101,998); and (b) the cash changing in operating assets and liabilities in a net amount of $(1,565,361) which was generally due to (i) the increase in other assets of $(1,005,338) primarily represents the prepayments made for office and warehouse rental, insurance and others; (ii) the decrease in inventories of $114,223 related to the sale of security equipment or installation of security equipment for customers; (iii) the change in amounts due with related parties of $(386,720) due to the offsetting of receivables and payable balance with Mr. Tu pursuant to a settlement agreement; (iv) the decrease in trade and other payables and other current liabilities of $(437,966) related to the payroll payable, including accrued salaries and bonus; and (v) the decrease in withholding tax receivable of $227,903.

Investing Activities.

Net cash provided by investing activities was $134,703 for the six months ended June 30, 2024, which was due the interest received from fixed bank deposits of $283,750, offset with the purchase of fixed assets and intangible assets of $(148,666).

Financing Activities.

Net cash used in financing activities was $(4,435,057) for the six months ended June 30, 2024, which was attributable to (i) repayment of the borrowings from related parties, including the principal and accrued interest of $(3,304,787); (ii) repayment of bank borrowings and interests of $(252,717); and (iii) payment of finance lease liabilities of $(877,553).

Research and Development, Patents and Licenses, Etc.

We have outlined our research and development plans to foster innovation and drive technology advancements within our robotics AI solutions business. We plan to collaborate with business partners and develop our internal R&D team’s capabilities. We have budgeted approximately $2.0 million for research and development expenditures in fiscal year 2024.

We incurred $140,756 research and development expense during the six months ended June 30, 2024. There is no intellectual property owned by the Company at this moment.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments, or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material.

Tabular Disclosure of Contractual Obligations

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in May 2027. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2024, are as follows:

Amount
Twelve months ending June 30:
2025	$1,135,957
2026	254,167
2027	183,333
Total minimum payment required	$1,573,457

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2024 but not provided in the interim condensed consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$250,946	$215,716	$35,230	$-	$-
Operating lease commitments	(b)	2,690,062	1,671,619	946,402	72,041	-
		$2,941,008	$1,887,335	$981,632	$72,041	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2025.

(b)	From time to time, the Company enters into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.